UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

1-16817

Commission File Number

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2013
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Five Star Quality Care, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

400 Centre Street
Address of Principal Executive Office (Street and Number)

Newton, MA 02458
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Five Star Quality Care, Inc., or the Company, is unable to timely file its Annual Report on Form 10-K for year ended December 31, 2013, or its 2013 Annual Report, due to certain errors identified by the Company’s management in connection with the preparation of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2013.  The errors primarily relate to the Company’s accounting for income taxes in prior periods, including the measurement of certain of the Company’s deferred tax assets and liabilities.  In connection with the identification of these errors, the Company’s management undertook an evaluation of the Company’s accounting for those items and worked with the Audit Committee of the Company’s Board of Directors, or the Audit Committee, and Ernst & Young LLP, the Company’s independent registered public accounting firm, to determine what changes, if any, to the Company’s historical or future accounting may be appropriate.

The Audit Committee, after consideration of relevant facts and circumstances and after consultation with the Company’s management and Ernst & Young LLP, concluded on November 26, 2013, that the Company’s consolidated financial statements for the years ended December 31, 2011 and 2012 contained within the Company’s Annual Report on Form 10-K for the year ended December 31, 2012, or the 2012 Annual Report, and the Company’s condensed consolidated financial statements for the quarters ended March 31, 2013 and June 30, 2013 contained within the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013, or the Quarterly Reports, respectively, should be restated, and that those financial statements previously filed with the Securities and Exchange Commission, or SEC, should no longer be relied upon.  In addition, the consolidated financial statements to be included in the restated 2012 Annual Report and the condensed consolidated financial statements to be included in the restated Quarterly Reports will be revised to reflect the correction of other errors and reclassifications identified subsequent to the initial filing of the 2012 Annual Report and Quarterly Reports, as the case may be.  The Company has devoted substantial effort and expense to the preparation of the restated 2012 Annual Report and Quarterly Reports.  As a result of the time required to complete the restated 2012 Annual Report and Quarterly Reports, and the impact and causes of such restatements, the Company has experienced a delay in completing its consolidated financial statements and the required disclosures necessary for the filing of its 2013 Annual Report.

The Company currently expects to file its 2013 Annual Report within the 15 calendar day extension period provided by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Paul V. Hoagland	617	796-8387
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	• Quarterly Report on Form 10-Q for the quarter ended September 30, 2013
(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Although the Company currently anticipates it will report income from continuing operations for the year ended December 31, 2013, it anticipates that it will be significantly less than income from continuing operations for the year ended December 31, 2012 as reported in the 2012 Annual Report or as will be reported in the restated 2012 Annual Report due to various factors, including: (1) sequestration mandated Medicare payment rate reductions and decreases in occupancy, partially offset by increases in average monthly rates; (2) an increase in rent associated with the Company’s continuing operations; (3) increases in the Company’s insurance expense related to its workers’ compensation and professional and general liability insurance programs; (4) an increase in the Company’s operating expenses as a result of harsher weather conditions in the fourth quarter of 2013 and general maintenance increases; and (5) costs incurred in the fourth quarter of 2013 in connection with the Company’s preparation of the restated 2012 Annual Report and Quarterly Reports.  The Company currently anticipates it will report a net loss for the year ended December 31, 2013 as compared to net income for the year ended December 31, 2012 as reported in the 2012 Annual Report or as will be reported in the restated 2012 Annual Report due to various factors, including those described in the preceding sentence and as a result of impairment charges relating to its discontinued operations recognized in 2013.  Also, income from continuing operations and net income for 2012 included a gain of $3.4 million, net of legal fees, on settlement of the Company’s litigation with Sunrise Senior Living, Inc. and net income for 2012 included a gain of $16.2 million, net of tax expense and transaction costs, on the sale of the Company’s pharmacy business which was included in discontinued operations, neither of which were repeated in 2013.

For the reasons set forth in Part III above, a reasonable estimate of results of operations for the years ended December 31, 2012 and 2013 cannot currently be made as the Company has not yet completed its consolidated financial statements for the year ended December 31, 2013 or the restatement of its consolidated financial statements for the year ended December 31, 2012.

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS NOTIFICATION OF LATE FILING CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS.  ALSO, WHENEVER THE COMPANY USES WORDS SUCH AS “BELIEVE”, “EXPECT”, “ANTICIPATE”, “INTEND”, “PLAN”, “ESTIMATE” OR SIMILAR EXPRESSIONS, THE COMPANY IS MAKING FORWARD LOOKING STATEMENTS.  THESE FORWARD LOOKING STATEMENTS ARE BASED UPON THE COMPANY’S PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR.  ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY THESE FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS.  FOR EXAMPLE:

•      THIS NOTIFICATION OF LATE FILING STATES THAT THE COMPANY EXPECTS TO FILE ITS 2013 ANNUAL REPORT WITHIN THE 15 CALENDAR DAY EXTENSION PERIOD PROVIDED BY RULE 12B-25.  THIS STATEMENT MAY IMPLY THAT THE COMPANY WILL BE ABLE TO FILE ITS 2013 ANNUAL REPORT BY THE REQUIRED DEADLINE, AS EXTENDED.  HOWEVER, THERE CAN BE NO ASSURANCES THIS WILL OCCUR.  IF THE COMPANY FAILS TO FILE ITS 2013 ANNUAL REPORT BY THE EXTENDED DEADLINE, ITS ABILITY TO USE A SHELF REGISTRATION STATEMENT ON FORM S-3 WILL BE FURTHER RESTRICTED AND THE COMPANY MAY INCUR OTHER NEGATIVE EFFECTS.

•      THE COMPANY HAS NOT YET COMPLETED ITS CONSOLIDATED FINANCIAL STATEMENTS AND THE REQUIRED DISCLOSURES FOR INCLUSION IN ITS 2013 ANNUAL REPORT OR ITS RESTATED CONSOLIDATED FINANCIAL STATEMENTS FOR INCLUSION IN THE RESTATED 2012 ANNUAL REPORT.  AS A RESULT, THE COMPANY’S FINAL, AUDITED RESULTS OF OPERATIONS COULD DIFFER MATERIALLY FROM THE DISCUSSION SET FORTH IN THIS NOTIFICATION OF LATE FILING.  FURTHER, THE RESULTS OF OPERATIONS AS REFLECTED IN THE COMPANY’S CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN ITS 2013 ANNUAL REPORT MAY DIFFER MATERIALLY AS COMPARED TO THE RESULTS OF OPERATIONS AS REFLECTED IN THE CONSOLIDATED FINANCIAL STATEMENTS INCLUDED IN THE 2012 ANNUAL REPORT AND/OR THE RESTATED 2012 ANNUAL REPORT, INCLUDING WITH RESPECT TO MATTERS IN ADDITION TO THOSE DESCRIBED IN THIS NOTIFICATION OF LATE FILING.

FOR THESE REASONS, AMONG OTHERS, INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE UPON FORWARD LOOKING STATEMENTS IN THIS NOTIFICATION OF LATE FILING.

Five Star Quality Care, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 18, 2014	By	/s/ Paul V. Hoagland
Paul V. Hoagland (Principal Accounting Officer and Chief Financial Officer)

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).